BANKERS TRUST CORPORATION
One Bankers Trust Plaza
New York, New York  10006


Damian P. Reitemeyer
Principal
Telephone: (212) 250-4599


                            February 12, 1999


Securities and Exchange Commission
SEC Document Control
450 Fifth Street,  N W
Washington, DC  20549
Attn. :   Filing Desk


Dear Sirs :


    Re :   Filing of Schedule 13G on

    SHOWBOAT INC



Pursuant to Rule 13d-1 of the General Rules and
Regulations copy under the Securities Exchange Act of 1934, the following is one of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.


                            Sincerely,



                            Damian P. Reitemeyer



Enclosures






                                     Page 1 of  6

        SECURITIES AND EXCHANGE COMMISSION

             Washington, D.C.   20549

                   SCHEDULE 13G

    Under the Securities Exchange Act of 1934

               (Amendment No.    2 ) *
                           --------


                   SHOWBOAT INC
                 NAME OF ISSUER :

               Common Stock:  $1.00 Par Value

           TITLE OF CLASS OF SECURITIES

                    825390107
                   CUSIP NUMBER

Check the following box if a fee is being paid with this
statement   [   ].  (A fee is not required only if the
filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1;
and (2) has filed no amendment subsequent there to reporting beneficial ownership of five percent or less of such class. ) ( See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the reminder of this cover page shall not be deemed to be filed for the purpose of
Section 18 of the Securities Exchange Act of 1934 ( Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


              Continued on following page(s)




                                    Page 2 of 6
CUSIP No. 825390107

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Bankers Trust Corporation and its wholly-owned subsidiary, Bankers Trust. 13-6180473

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  *
           (A)    [  ]
           (B)    [  ]

3.   SEC USE ONLY


4.   CITIZENSHIP  OR  PLACE  OF ORGANIZATION
     Both Bankers Trust Corporation and Bankers
     Trust Company are New York Corporations.

NUMBER OF     5. SOLE VOTING POWER




SHARES
BENEFICIALLY  6. SHARED VOTING POWER



OWNED BY
EACH          7. SOLE DISPOSITION POWER



REPORTING
PERSON        8. SHARED DISPOSITION POWER




9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON




10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
     CERTAIN SHARES  *

            [  ]


                                      Page 3 of 6

CUSIP No. 825390107

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9



12.  TYPE  OF  REPORTING  PERSON  *

            Bankers Trust Corporation -HC
            Bankers Trust Company - BK


Item 1 (a)     NAME OF ISSUER:

          SHOWBOAT INC

Item 1 (b)     ADDRESSES OF ISSUER'S PRINCIPAL EXECUTIVE
               OFFICES:

          2800 Freemont Street
          Las Vegas, NV  89104

Item 2 (a)     NAME OF PERSON FILING:

          Bankers Trust Corporation, and its
          wholly-owned subsidiary, Bankers Trust



Item 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          Bankers Trust Corporation and Bankers
          Trust Company are located at 130 Liberty Street
          New York, New York 10006.



Item 2(c) CITIZENSHIP:

          Bankers Trust Corporation, and its
          wholly - owned subsidary, Bankers Trust Company are incorporated in the State of New York with its principal business office located in New York.

Item 2(d) TITLE OF CLASS OF SECURITIES:

          Common Stock:  $1.00 Par Value


CUSIP No. 825390107      Page 4 of 6

Item 2 (e)     CUSIP NUMBER:

          825390107

Item 3    THE PERSON FILING IS A:

     For Bankers Trust Corporation,
  (g)     [X]  Parent Holding Company, in accordance with
          Section 240.13d-1(b) (ii) (G)

     For Bankers Trust company,
  (b)     [X]  Bank as defined in Section 3(a)(6) of the Act






Item 4     OWNERSHIP:

  As of December 31, 1998

  (a)   Amount Beneficially Owned:





  (b)  Percent of Class:





 (c) Number of shares as to which the Bank has:

 (i) Sole power to vote or to direct the vote -



 (ii) Shared power to vote or to direct the vote -




CUSIP No. 825390107                  Page 5 of 6


(iii) Sole power to dispose or to direct the disposition of -




(iv) Shared power to dispose or to direct the disposition of -






Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON:

          Not applicable.

Item 7    IDENTIFICATION AND CLASSIFICATION OF THE
          SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
          REPORTED ON BY THE PARENT HOLDING COMPANY:

           See Item 3 above.

Item 8    IDENTIFICATION AND CLASSIFICATION OF
          MEMBERS OF THE GROUP:

           Not applicable.

Item 9    NOTICE OF DISSOLUTION OF GROUP:

           Not applicable.

                                      Page 6 of 6
CUSIP No. 825390107




Item 10   CERTIFICATION:

        By signing below I certify that , to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:             as of December 31, 1998

Signature:        Bankers Trust
Corporation

By :              /s/James T. Byrne,Jr.
Name :            James T. Byrne, Jr.

Title:            Secretary



      EXHIBIT TO ITEM 7

The chain of ownership from Bankers
Trust Corporation to Bankers Trust
Company is shown below:


  Bankers Trust Corporation

              |
            100%
              |

    Bankers Trust Company